

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

      Re: **Coventry Health Care, Inc.**
                Form 10-K for the Year Ended December 31, 2009
                Filed February 26, 2010
                File No. 001-16477

Dear Mr. Stelben:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        Joel Parker
                        Accounting Branch Chief